Filed pursuant to Rule 424(b)(3)
File No. 333-294762

BAIN CAPITAL PRIVATE CREDIT

SUPPLEMENT NO. 1 DATED JUNE 17, 2026

TO THE PROSPECTUS DATED MAY 6, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Bain Capital Private Credit (“we,” “us,” “our,” or the “Company”), dated May 6, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged.

Updates to Prospectus

The following replaces the paragraph under “Massachusetts” in the “Suitability Standards” section of the Prospectus:

Massachusetts—Massachusetts investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalents and readily marketable securities. In addition, a Massachusetts investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

The following replaces the paragraph under “New Jersey” in the “Suitability Standards” section of the Prospectus:

New Jersey—New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $100,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs, and commodity pools (each, a “DIP Category”), but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of an investor’s liquid net worth. However, New Jersey investors who are accredited investors, as defined at N.J.S.A. 49:3-49(p), may not invest more than ten percent (10%) of their liquid net worth in each DIP Category.

The following replaces the paragraph under “New Mexico” in the “Suitability Standards” section of the Prospectus:

New Mexico—In addition to the general suitability standards listed above, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities. This requirement shall not apply to any person that is an accredited investor as defined by Rule 501(a) of Regulation D.

The following replaces (i) the fourth sentence of the second paragraph in the “Prospectus Summary—Investment Strategy” section, (ii) the seventh sentence of the third paragraph in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” section, (iii) the tenth sentence of the fourth paragraph in the “Business—General” section, and (iv) the ninth sentence of the first paragraph in the “Business—Investment Focus” section of the Prospectus:

We may also invest, from time to time, in distressed debt, debtor-in-possession loans, structured products, real estate loans, structurally subordinate loans, investments with deferred interest features, zero-coupon securities and defaulted securities.

The following replaces footnote 6 under the fee table in the “Fees and Expenses” section of the Prospectus:

Subject to FINRA limitations on underwriting compensation, we also pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares only, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will cease paying the shareholder servicing and/or distribution fees on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fees and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.

The following replaces the second sentence of the risk factor titled “We may be unable to meet our investment objectives or investment strategy” in the “Risk Factors—Risks Relating to Our Business and Structure” section of the Prospectus:

We may also invest, from time to time, in equity securities, secondary purchases of assets or portfolios that primarily consist of middle market corporate debt, distressed debt, debtor-in-possession loans, structured products, real estate loans, structurally subordinate loans, investments with deferred interest features, zero-coupon securities and defaulted securities.

The following replaces the fourth paragraph under the risk factor titled “There may be risks regarding distributions and repurchases of Common Shares” in the “Risks Relating to Our Business and Structure” subsection of the “Risk Factors” section of the Prospectus:

Our share repurchase program may be amended, suspended or terminated at any time in the Board’s discretion. Shareholders may not be able to sell their shares at all in the event our Board amends, suspends or terminates the share repurchase program, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust (as amended and/or restated from time to time, the “Declaration of Trust”) or otherwise to effect a liquidity event at any time. We will notify shareholders of such developments in our quarterly reports or other filings. We intend to offer for repurchase, subject to approval by the Board, up to 5% of our outstanding Common Shares as of the last day of the immediately preceding quarter. If less than the full amount of Common Shares requested to be repurchased in any given repurchase offer are repurchased, funds will be allocated pro rata based on the total number of Common Shares being repurchased without regard to class. The share repurchase program has many limitations and should not be relied upon as a method to sell shares promptly or at a desired price.

The following risk factor is added immediately following the risk factor titled “We may be subject to risks related to investments in companies in the software industry” in the “Risks Relating to Our Investments” subsection of the “Risk Factors” section of the Prospectus:

We may invest a portion of our assets in securities and credit instruments of companies in the real estate industry, which has historically experienced substantial price volatility.

The value of companies engaged in the real estate industry is affected by, among other things: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing; and (ix) changes in interest rates and leverage. In addition, the availability of attractive financing and refinancing typically plays a critical role in the success of real estate investments. As a result, such investments are subject to credit risk because borrowers may be delinquent in payment or default. Borrower delinquency and default rates may be significantly higher than estimated. The Advisor’s assessment, or a rating agency’s assessment, of borrower credit quality may prove to be overly optimistic. The value of securities in this industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

Our investments in mortgage loans secured by real estate will be subject to risks of delinquency, loss, taking title to collateral and bankruptcy of the borrower. The ability of a borrower to repay a loan secured by real estate is typically dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced or is not increased, depending on the borrower’s business plan, the borrower’s ability to repay the loan may be impaired. If a borrower defaults or declares bankruptcy and the underlying asset value is less than the loan amount, we will suffer a loss. In this manner, real estate values could impact the value of our mortgage loan investments. Therefore, our investments in mortgage loans will be subject to the risks typically associated with real estate. We may invest in commercial real estate loans, which are secured by commercial property and are subject to risks of loss that may be greater than similar risks associated with loans made on the security of single-family residential property. Legislative, regulatory and enforcement actions seeking to prevent or restrict foreclosures or providing forbearance relief to borrowers of residential mortgage loans may adversely affect the value of certain mortgage loan investments.

Legislative or regulatory initiatives by federal, state or local legislative bodies or administrative agencies, if enacted or adopted, could delay foreclosure or the exercise of other remedies, provide new defenses to foreclosure, or otherwise impair the ability of the loan servicer to foreclose or realize on a defaulted mortgage loan. While the nature or extent of limitations on foreclosure or exercise of other remedies that may be enacted cannot be predicted, any such governmental actions that interfere with the foreclosure process or are designed to protect customers could increase the costs of such foreclosures or exercise of other remedies in respect of mortgage loans, delay the timing or reduce the amount of recoveries on defaulted mortgage loans held by us, and consequently, could adversely impact the yields and distributions we may receive in respect of our ownership of mortgage loans.

The following replaces footnote 2 under the tables in the “Use of Proceeds” section of the Prospectus:

Neither the Company nor the Managing Dealer will charge upfront sales loads with respect to Class S shares, Class D shares or Class I shares; however, if you buy Class S shares or Class D shares through certain financial intermediaries, such intermediaries may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that they limit such charges to a 3.5% cap on NAV for Class S shares and a 1.5% cap on NAV for Class D shares. Selling agents will not charge such fees on Class I shares. We will pay the following shareholder servicing and/or distribution fees to the Managing Dealer and/or a participating broker, subject to FINRA limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares only, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. The total amount that will be paid over time for shareholder servicing and/or distribution fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. We will cease paying the shareholder servicing and/or distribution fees on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. See “Plan of Distribution.”

The following replaces the “Limitations on Underwriting Compensation” subsection under the “Plan of Distribution” section of the Prospectus:

We will cease paying the shareholder servicing and/or distribution fees on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.

This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including any upfront selling commissions, Managing Dealer fees, reimbursement fees for bona fide due diligence expenses, training and education expenses, non-transaction based compensation paid to registered persons associated with the Managing Dealer in connection with the wholesaling of our offering and all other forms of underwriting compensation, will not exceed 10% of the gross offering proceeds from this offering (excluding shares purchased through our distribution reinvestment plan). FINRA rules also limit our total organization and offering expenses to 15% of the gross proceeds from this offering.

The following replaces the “Term of the Managing Dealer Agreement” subsection under the “Plan of Distribution” section of the Prospectus:

Either party may terminate the Managing Dealer Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party shall have failed to comply with any material provision of the Managing Dealer Agreement. Our obligations under the Managing Dealer Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S and Class D shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding.

The following section is added to the end of the “Management Agreements” section of the Prospectus:

Board Approval of the Advisory Agreement

Our Board, including our Independent Trustees, initially approved the Advisory Agreement on September 28, 2023 and approved the renewal of the Advisory Agreement on September 25, 2025. In voting to approve the Advisory Agreement and the renewal thereof, our Independent Trustees consulted in executive session with their independent legal counsel regarding the approval of such agreement. In reaching a decision to approve the Advisory Agreement, the Board reviewed a significant amount of information and considered, among other things:

•	the nature, quality and extent of the advisory and other services provided to the Company by the Advisor;

•

the investment performance of the Company, unaffiliated funds with similar investment objectives, and other funds managed by the Advisor and/or its affiliates with a similar investment objective to the Company;

•	the expected costs of services to be provided and the profits realized by the Advisor and/or its affiliates from their relationship with the Company;

•	the extent to which, if any, economies of scale exist and are realized as the Company grows, and whether any economies of scale are appropriately shared with shareholders;

•	the Company’s operating expenses and expense ratio compared to BDCs with similar investment objectives;

•	the fee structures, expense ratios and performance of other funds and accounts managed by the Advisor and its affiliates employing strategies comparable to those employed by the Company; and

•	the fee structures of comparable externally managed BDCs that engage in similar investing activities.

The Board’s decision to approve the Advisory Agreement was not based on any single factor but rather was based on a comprehensive consideration of the information provided to the Board. The Board did not assign relative weights to the factors considered by it as the Board conducted an overall analysis of these factors. In considering the factors discussed above, individual trustees may have given different weights to different factors. Based on the information reviewed and the discussion thereof, the Board, including a majority of the Independent Trustees, concluded that the terms of the Advisory Agreement, including the investment advisory fee rates, are reasonable in relation to the services provided and approved the Advisory Agreement and the renewal thereof.

The following replaces paragraph under the “Other Terms of Common Shares” section of the “Description of Common Shares” section of the Prospectus:

We will cease paying the shareholder servicing and/or distribution fees on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.

The following replaces the heading of the “Material U.S. Federal Income Tax Considerations” section of the Prospectus:

Material Tax Considerations

The following replaces the first sentence of the first paragraph under the “Material U.S. Federal Income Tax Considerations” section of the Prospectus:

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our Common Shares, except as discussed under “Genuine Diversity of Ownership for United Kingdom Tax Purposes” below.

The following subsection is added as the last subsection under the “Material U.S. Federal Income Tax Considerations” section of the Prospectus:

Genuine Diversity of Ownership for United Kingdom Tax Purposes

The Company is targeted at persons seeking a long-term investment and who are looking to generate current income and, to a lesser extent, capital appreciation (the “Intended Categories of Investor”). Common Shares in the Company will be widely available. Common Shares in the Company will be marketed and made available sufficiently widely to reach the Intended Categories of Investor and in a manner appropriate to attract those categories of investors. The Company (or a placement agent appointed by it) will market and make available Common Shares in the Company to the Intended Categories of Investor, subject to applicable securities law restrictions. The foregoing disclosure is provided in the context of the genuine diversity of ownership condition set out in regulation 75 of the United Kingdom Offshore Funds (Tax) Regulations and does not address any other United Kingdom tax matters or any other tax matters.

The following replaces the first paragraph of Item 4 under the “Subscriber Representations and Signatures” section of “Appendix A: Form of Subscription Agreement”:

4.

I am (we are) a resident of New Jersey and in addition to the general suitability requirements described above, I meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the prospectus under “SUITABILITY STANDARDS.” If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in the entity meets this requirement.[5] New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $100,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs, and commodity pools (each, a “DIP Category”), but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of an investor’s liquid net worth. However, New Jersey investors who are accredited investors, as defined at N.J.S.A. 49:3-49(p), may not invest more than ten percent (10%) of their liquid net worth in each DIP Category.

The following replaces the return information under the “Other Important Information” section of “Appendix A: Form of Subscription Agreement”:

Return the completed Subscription Agreement to:

U.S. Bank Global Fund Services

Bain Capital Private Credit

615 E. Michigan Street, FL3 / Triage

Milwaukee, WI 53202

Email: alternativefundsupport@usbank.com and bcpcir@baincapital.com

Please retain this Supplement with your Prospectus.